June 8, 2010
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Todd, Schiffman, Assistant Director

Re:	First BanCorp.
Amendment No. 1 to Registration Statement on Form S-4 on Form S-1
Filed on May 24, 2010
File No. 333-165252
Dear Mr. Schiffman:
This responds to your letter dated June 2, 2010 to First BanCorp (the “Corporation”) regarding the Corporation’s Amendment No. 1 to its Registration Statement on Form S-4 on Form S-1 filed on May 24, 2010 (the “Registration Statement”). Set forth below in italics are the comments contained in your letter, together with our responses.
Amendment No. 1 Registration Statement on Form S-4 on Form S-1
General
1.	We note your response to prior comment 5. However, we continue to believe that the current proration mechanism described in the prospectus is inconsistent with Exchange Act Rule 13e-4(f)(3) since it will be based on the proration factor of the aggregate liquidation preference of all five series of Preferred Stock, treated together, as opposed to the liquidation preference of each series, treated separately.

Response: In response to this comment, we have revised our disclosure on page 7 of Amendment No. 2 to the Registration Statement to reflect that acceptance of tendered shares of Preferred Stock will be accepted in accordance with specified acceptance priority levels of each series and any necessary proration will be done by series.

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
June 8, 2010

2.	We note that you have filed this amendment to Form S-4 on Form S-1. We also note that the EDGAR code for the filing is “S-4/A.” Given that the filing is now on Form S-1, please use “S-1/A” as the EDGAR code for future pre-effective amendments to the filing as long as you continue to register the offering on Form S-1.

Response: We will use EDGAR code “S-1/A” for future pre-effective amendments as long as we continue to register the Exchange Offer on Form S-1.
Questions and Answers about the Exchange Offer, page 5
What is the purpose of the Exchange Offer? page 5
3.	We note your response to comment 7 in our letter dated April 1, 2010 and your revised disclosure on page 5. Please revise to include a separate Q&A that addresses the additional capital strengthening initiatives that you are actively pursuing in addition to the Exchange Offer. Please discuss the current status of each of these initiatives, including details regarding any material terms that have been established, and whether the holders of shares of Preferred Stock are likely to know the results of these initiatives prior to the expiration of the Exchange Offer. Please also address why you have selected $500 million as the approximate amount of equity you intend to issue in your Capital Raise.

Response: In response to this comment, we have added a separate Q&A that addresses the additional capital strengthening initiatives we are actively pursuing in addition to the Exchange Offer and provides, to the extent possible, details regarding the status of each initiative. In addition, we state that we expect to amend the Prospectus to disclose any material developments relating to these initiatives that occur prior to expiration of the Exchange Offer. In this regard, please see the additional disclosure provided on page 6 under “What Additional Efforts is the Corporation Taking to Improve its Capital?” in Amendment No. 2 to the Registration Statement. This revised disclosure also explains why we are seeking to issue approximately $500 million of equity in the Capital Raise.
Risk Factors, page 23
We have not obtained a third-party determination that the terms . . . . page 44
4.	We refer to the statement that certain of your executive officers and directors own shares of Preferred Stock and they have not informed you whether they will participate in the Exchange Offer. Please revise this risk factor to articulate the risk that holders of Preferred Stock that elect to participate in the Exchange Offer may be doing so without being informed that certain

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
June 8, 2010

executive officers and directors have elected not to participate in the Exchange Offer.
     Response: We have revised the risk factor to delete the reference to the executive officers and directors and revised the disclosure under “Security Ownership of Certain Beneficial Owners and Management” to indicate that executive officers and directors of the Corporation who own shares of Preferred Stock have advised the Corporation that they will participate in the Exchange Offer. In this regard, please see page 71 of Amendment No. 2 to the Registration Statement. In the pre-effective amendment that we file to include the pricing information we will disclose, to the extent of our knowledge, the extent to which the insiders will tender their shares of preferred stock.
Description of Capital Stock, page 81
5.	We note that you incorporate the information required by Item 202 of the Regulation S-K by reference to other documents. Please tell us how you concluded that you are permitted to incorporate this information by reference. Refer to General Instruction VII and Item 12 to Form S-1 and Rule 411(a). In the alternative, please revise to include the information required by Item 202 in the prospectus.

Response: The Corporation believed that it was permitted to incorporate Item 202 information given that General Instruction VII permits the incorporation by reference of Items 3 – 12. In response to your comment, we have revised the heading and introduction on page 85 of Amendment No. 2 to the Registration Statement to make clear that the disclosure that follows includes a description of our capital stock.
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If you should have any questions, please do not hesitate to contact the undersigned at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Sincerely yours,
/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel
cc: Linda L. Griggs